

10033148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. Goldman Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerald Jaeger 212-404-5732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Feig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. Goldman Capital LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOULA LIVANOS
Notary Public - State of New York
NO. 01LI4868263
Qualified in New York County
My Commission Expires Nov. 7, 2012

SUBSCRIBED AND SWORN TO BEFORE ME THIS 4th DAY OF February, 2010
BY
NOTARY PUBLIC

Signature

Senior Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. GOLDMAN CAPITAL LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL DECEMBER 31, 2009

S. GOLDMAN CAPITAL LLC

CONTENTS



462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Members of
S. Goldman Capital LLC

We have audited the accompanying statement of financial condition of S. Goldman Capital LLC (the "Company") as of December 31, 2009, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S. Goldman Capital LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MZBW, LLP

New York, New York
February 24, 2010

S. GOLDMAN CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 16,460
Due from clearing brokers	517,483
Securities owned, at market value	832,006
Prepaid expenses	6,758
Total Assets	$ 1,372,707

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses and other liabilities	$ 58,503
Members' equity	1,314,204
Total Liabilities and Members' Equity	$ 1,372,707

The accompanying notes are an integral part of these financial statements.

S. GOLDMAN CAPITAL LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commissions	$ 208,006
Trading gains	236,813
Other income	48,699
Total Revenues	493,518
EXPENSES	
Compensation and overhead allocation	281,163
Professional fees	45,259
Regulatory fees	11,784
Rent and occupancy costs	6,000
Interest and dividend expense	32,495
Other operating expenses	139,130
Total Expenses	515,831
Net loss	(22,313)
Members' Equity - January 1, 2009	591,324
Members' Contributions	745,193
Members' Equity - December 31, 2009	$ 1,314,204

The accompanying notes are an integral part of these financial statements.

S. GOLDMAN CAPITAL LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (22,313)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Decrease in due from clearing brokers	(255,396)
Decrease in securities owned, at market price	(633,587)
Decrease in prepaid expenses	(2,758)
Increase in accounts payable and accrued expenses	52,502
Net Cash Used by Operating Activities	(861,552)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' contributions	745,193
Net Decrease in Cash and Cash Equivalents	(116,359)
Cash and Cash Equivalents - January 1, 2009	132,819
Cash and Cash Equivalents - December 31, 2009	$ 16,460
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for interest expense	$ 8,814
Non cash financing activities	
Contribution of securities at market value by member	$ 745,193

The accompanying notes are an integral part of these financial statements.

S. GOLDMAN CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009

1. ORGANIZATION AND BUSINESS

S. Goldman Capital LLC (the "Company") was organized as a limited liability company on January 2, 2007 under the laws of the State of New York and is subject to the provisions of the New York State Limited Liability Company Act. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on December 7, 2007. The Company became a registered introducing broker-dealer with the National Futures Association (the "NFA") on September 25, 2009. The Company operates primarily as an introducing broker for which it earns commissions and trading for its own account. The members share profits and losses equally and each member's liability is limited. The Company continues indefinitely until such time it is terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

c) Due From Clearing Brokers

Due from clearing brokers represents cash and commissions earned as an introducing broker. The Company does not carry accounts for customers or perform custodial functions related to customer securities. The Company may borrow funds from the brokers in order to purchase securities for its own account. The Company is charged interest on borrowed funds until repaid. The Company is required to maintain a deposit with a clearing broker of $1,000,000 of which $250,000 may not be used for computing net capital.

d) Securities Transactions

The Company records securities transactions and the related revenue and expense on a trade date basis. Proprietary securities transactions in regular way trades are recorded on a trade date basis, as if they have settled. Marketable securities are valued at fair market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e) Investments, at Fair Value

The Company adopted SFAS No. 157, Fair Value Measurements (FAS 157), effective January 1, 2008. FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical investments at the measurement date.

Level 2 - Pricing inputs are other' than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Pricing inputs are unobservable for the investment and are based on the Company's own assumptions about the assumptions that a market participant would use, including inputs derived from extrapolation and interpolation that are not corroborated by observable market data.

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment in its entirety falls is determined based on the lowest level input that is significant to the investment in its entirety. Assessing the significance of a particular input to the investment in its entirety requires judgment, and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the Company's perceived risk of that investment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e) Investments, at Fair Value (cont'd)

At December 31, 2009, the Company's investments totaling $1,349,489 are classified within Level 1 as they were traded in active markets. Fair value was calculated based on the quoted market prices at the measurement date.

f) Income Taxes

No provision has been made for Federal or NYS income taxes since the Company is treated as a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its members.

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2009, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate that is 100% owned by one of its members. The agreement stipulates that certain payroll and related costs and benefits and other overhead costs are to be reimbursed to the affiliate for use of the facilities and personnel. Such costs totaling approximately $185,000 have been classified as compensation and overhead on the statement of income.

4. CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

5. NOTE PAYABLE, MEMBER

The Company borrowed securities with a market value of approximately $768,000 from one of its members' on December 9, 2008. The demand note bears interest at the 3 month LIBOR rate plus 200 basis points and is reset at end of each calendar quarter. The principal of the note fluctuates with the changes in market value of the underlying securities. The principal including any unpaid interest was scheduled to be repaid in 2009. Accrued interest is due by the 15th of the month following the end of a quarter. Interest expense of approximately $8,814 has been charged to the income statement. The market value of these securities as of June 30, 2009 was approximately $745,000 and was contributed to the member's capital account.

6. COMMITMENTS AND CONTINGENCIES

The Company modified its operating lease for office space during 2009. The lease is on a month to month basis and the minimum monthly rent is $500. Rent expense for the year ended December 31, 2009 was $6,000.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $851,456 which was $751,456 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.069 to 1.

SUPPLEMENTAL INFORMATION

SCHEDULE I

S. GOLDMAN CAPITAL LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

FOR THE YEAR ENDED DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL	
Total members' equity as of December 31, 2009	$ 1,314,204
DEDUCTIONS AND/OR CHARGES	
Non allowable assets	256,758
Haircuts on securities and money market funds	205,990
Total deductions and/or charges	462,748
NET CAPITAL	$ 851,456
MINIMUM NET CAPITAL REQUIRED (GREATER OF 6 2/3% OF A.I. OR $100,000)	$ 100,000
EXCESS NET CAPITAL	$ 751,456
TOTAL AGGREGATE INDEBTEDNESS (A.I.)	$ 58,503
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.069:1

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2009 and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing as of December 31, 2009.

Net capital as reported in the Company's (unaudited) FOCUS report	$ 878,797
Adjustments to:	
Accrued Expenses & Other Liabilities	(26,545)
Additional haircuts on securities	(796)
Net Capital	$ 851,456

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

S. GOLDMAN CAPITAL LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company claims exemption from the requirements of Rule 15c3-3, under section (k) (2) (ii) of the rule.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS



462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

The Board of Directors and Members of
S. Goldman Capital LLC

In planning and performing our audit of the financial statements of S. Goldman Capital LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the Securities and Exchange Commission, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

MZBW, LLP

New York, New York
February 24, 2010



462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors and Members of
S. Goldman Capital LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period April 1, 2009 through December 31, 2009, which were agreed to by S. Goldman Capital LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries i.e., cash disbursements journal and general ledger at December 31, 2009 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, income statement and general ledger noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, income statement and general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MZ/SW, LLP

New York, New York
February 24, 2010



462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

VIA HAND DELIVERY

February 24, 2010

SEC - Northeast Regional Office
Ms. Andrea Alexis
3 World Financial Center, Suite 4300
New York, NY 10281-1022

RE: S. Goldman Capital LLC SEC File #8-67702

Dear Ms. Alexis:

Kindly acknowledge receipt of 1 copy of the audited financial statements and required supplementary information for the year ended December 31, 2009 for S. Goldman Capital, LLC.

Very truly yours,

MLGW, LLP



Bruce T. Lange, CPA
Partner

WE HAVE RECEIVED THE ABOVE ITEMS

____

Date:______________________


RECEIVED
MAR - 1 2010
U.S. SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM